FRANK J. HARITON ● ATTORNEY - AT - LAW

1065 Dobbs Ferry Road ● White Plains ● New York 10607 ● (Tel) (914) 674-4373 ● (Fax) (914) 693-2963 ● (e-mail) hariton@sprynet.com

November 25, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Livento Group, Inc. (the “Company”)
Amendment Number 3 to Registration Statement on Form 10-12G
File No. 000-56457

Ladies and Gentlemen:

Last week we are filed Amendment Number Three to the Form 10-12G as is indicated above. The amendment represents an updating to the materials previously filed and a response to the comments contained in the Staff’s October 14, 2022 letter to the Company (the “Comment Letter”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.

1.	The explanatory note has ben revised to reflect the potential risk to the extent the Company deems appropriate.

2.	We added further descriptions and explained funding of movie projects in pages 7 and 8.

3.	We have added material describing the market in which Elisee operates on page 10.

4.	We have added additional risk factors in response to the comment.

5.	This comment will be addressed in a future filing.

6.	We have modifies the financial disclosures in response to the comment.

7.	We have updated the information to September 30, 2022 and have checked to eliminate this type of discrepancy.

8.	We corrected the headings.

9.	This comment will be addressed in a future filing.

10.	We have revised and clarified the language in response to the comment.

11.	The additional information has been provided.

12.	We have modified our presentation to include the costs of movie production.

13.	The discrepancies have been reconciled.

14.	We have adjusted the disclosures to make them consistent.

15.	We have adjusted the disclosures to make them consistent.

16.	This will be addressed in a future filing.

17.	We have added a table describing our assets.

18.	We have added details to the statements to explain the changes in outstanding shares.

19.	The issuance of preferred shares has been more fully described in the Form 10 amendment.

20.	The numbers referenced in the staff’s letter are similar, but not an offset. One amount was is cash in to fund the Company’s past operations in the past and the second is cash out to fund projects.

21	Livento Group LLC became a daughter company of NUGN. Mr Stybr contributed his ownership of Livento Group LLC to NUGN in exchange for the super voting class A shares he now owns.

22.	We have sought to correct all inconsistencies in the financial presentation at September 30, 2022.

23.	We have explained in the amendment that EuroDot is a project to be hopefully realized by the company in the future.

Should you have any questions regarding the foregoing, please feel free to contact me at (914) 649-7669.

Very truly yours,

/s/ Frank J. Hariton
Frank J. Hariton